May 6, 2008

TO:	UNIT HOLDERS OF REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP V

SUBJECT:	OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the “Offer”) the Purchasers named in the attached Offer (collectively the “Purchasers”) are offering to purchase up to 20,986 Units of limited partnership interest (the “Units”) in REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP V (the “Partnership”) at a purchase price equal to:

$0.50 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP V without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

•
UNCERTAINTY OF PARTNERSHIP TERMINATION.  Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The Partnership has marketed its properties for sale since January 1, 2001 and has still failed to sell its remaining property!

•
UNCERTAINTY OF VALUE / ILLIQUIDITY OF UNITS.  The Partnership has a large loan outstanding to an affiliated joint venture.  It is quite possible that the entire sale proceeds from the sale of the Partnership’s property will need to be use to pay off this loan, leaving nothing but phantom income for the limited partners.  The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

•
NO FUTURE IRS FILING REQUIREMENTS.  The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return.  This may represent a reduction in costs associated with filing complicated tax returns.  Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

•
ELIMINATION OF RETIREMENT ACCOUNT FEES.  If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account.  Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees.  Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556
Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) June 17, 2008.